                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              SEA CONTAINERS LTD.
                                (Name of Issuer)

                  Class A Common Shares, par value $0.01 each
                         (Title of Class of Securities)

                                  811371-70-7
                                 -------------
                                 (CUSIP Number)

                           Mr. Edwin S. Hetherington
                                41 Cedar Avenue
                                P.O. Box HM 1179
                            Hamilton, Bermuda HM EX
                                 (441) 295-2244
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                With a copy to:

                            Stephen V. Burger, Esq.
                           Carter, Ledyard & Milburn
                                 2 Wall Street
                            New York, New York 10005
                                 (212) 732-3200

                                 July 22, 2002
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811371-70-7

1  NAME OF REPORTING PERSON:  Contender 2 Ltd.
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  None

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)      [ ]
                                                            (b)      [X]

3  SEC USE ONLY

4  SOURCE OF FUNDS: WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e):                                   [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

     NUMBER OF     7  SOLE VOTING POWER: 12,900,000 class A common shares*
       SHARES
    BENEFICIALLY   8  SHARED VOTING POWER: -0-
     OWNED BY
      EACH         9  SOLE DISPOSITIVE POWER: 12,900,000 class A common shares*
    REPORTING
   PERSON WITH    10  SHARED DISPOSITIVE POWER: -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 12,900,000 class A common shares*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  39.8%**

14       TYPE OF REPORTING PERSON: CO

--------
* Issuable upon conversion of an equal number of class B common shares.
** The amount in Row (11) is 39.8% of the sum of (a) the 19,472,843 class A common shares outstanding on September 30, 2002, and (b) the 12,900,000 class A common shares issuable upon conversion of the class B common shares held by the Reporting Person.

ITEM 1.

Security and Issuer.

         This Statement on Schedule 13D relates to the class A common shares, par value $0.01 each (the "SCL Class A Shares"), of Sea Containers Ltd., a Bermuda company ("SCL"). The principal executive offices of SCL are located at 41 Cedar Avenue, Hamilton, Bermuda HM EX. The acquisition transaction described in this Statement was reported in the Current Report on Form 8-K filed by Orient-Express Hotels Ltd. ("OEH") on August 6, 2002.
(Commission File No. 1-16017.)

ITEM 2.  Identity and Background.

         This Statement is being filed by Contender 2 Ltd., a Bermuda company and a wholly-owned subsidiary of SCL ("Contender"). The address of Contender's principal business and principal office is 41 Cedar Avenue, Hamilton, Bermuda HM EX. Contender's principal business is to hold shares of its parent, SCL.

         Information concerning each director and executive officer of Contender is set forth in Schedule I to this Statement and is incorporated herein by reference.

         During the last five years, neither Contender, nor, to the best knowledge of Contender, any of its directors and executive officers listed on
Schedule I hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         On July 22, 2002, Contender exercised an option granted under an Amended and Restated Share Owning Subsidiaries Restructuring Agreement dated as of June 6, 2001 (the "Amended Restructuring Agreement") to purchase 12,900,000 class B common shares of SCL (the "SCL Class B Shares") from four wholly-owned subsidiaries of OEH (the "Holding Companies") at a price of $0.01 per share, or $129,000 in the aggregate, which was paid from Contender's working capital. This option had been exercisable at any time after the earlier of the Spinoff referred to in Item 4 below and July 21, 2002, and prior to July 21, 2005.

ITEM 4.  Purpose of Transaction.

         In early 2000, the Board of Directors of SCL developed a plan (the "Plan") to separate its leisure business from its passenger transport and marine container leasing, manufacturing and repair businesses, so that the leisure business would be conducted by OEH, an independent publicly-traded company, and its subsidiaries. The Plan also contemplated (i) that OEH would have a dual class A/class B common share capital structure similar to that of SCL, and (ii) that OEH, like SCL, would have subsidiaries owning a substantial majority of the higher voting class B common shares in OEH ("OEH Class B Shares").

         The share owning subsidiaries ownership structure for OEH was accomplished by a Share Owning Subsidiaries Restructuring Agreement dated July 21, 2000 among SCL, OEH, Contender and the Holding Companies (the "Original Restructuring Agreement"), pursuant to which (i) SCL transferred to OEH the Holding Companies; (ii) one of the Holding Companies (Orient Express Holdings 1 Ltd., "OE Holdings") was granted an option (the "OE Holdings Option") to purchase up to 18,044,478 OEH Class B Shares from SCL, at a price of $0.01 per share, exercisable anytime on or after July 21, 2002, unless the Spinoff (referred to below) had occurred by that date, and prior to July 21, 2005; and
(iii) Contender was granted an option (the "Contender Option") to purchase up to 12,900,000 SCL Class B Shares from the four Holding Companies, at a price of $0.01 per share, exercisable at any time on or after the earlier of the Spinoff and July 21, 2002, until July 21, 2005. If the Contender Option had not been exercised before SCL's proposed spinoff distribution of OEH class A common shares ("OEH Class A Shares") and OEH Class B Shares to SCL's common shareholders (the "Spinoff"), Contender would have been required to purchase the shares subject to the Contender Option immediately following the Spinoff. In June 2001, the parties to the Original Restructuring Agreement, with the approval of the shareholders of SCL at their annual general meeting on June 6, 2001, entered into the Amended Restructuring Agreement. Among other things, the Amended Restructuring Agreement ratified and approved the transfer of the Holding Companies to OEH and amended and restated the share purchase option rights that Contender and OE Holdings had been granted.

         Because of delay in the proposed Spinoff by SCL, the Boards of Directors of Contender and OE Holdings determined to exercise the Contender Option and the OE Holdings Option, respectively, at the earliest practicable date under the Amended Restructuring Agreement, which was July 22, 2002. The purpose of the exercise of the Contender Option was (i) to eliminate any ownership of SCL Class B Shares by OEH or its subsidiaries and (ii) to return SCL to the share owning subsidiary ownership structure (as it existed prior to the transfer of the Holding Companies from SCL to OEH) with a wholly-owned SCL subsidiary, Contender, owning 12,900,000 SCL Class B Shares.

         Under Bermuda law, the SCL shares owned by Contender, a wholly-owned subsidiary of SCL, are outstanding and may be voted, although they are disregarded for purposes of earnings per SCL share calculations under U.S. generally accepted accounting principles while they are owned by Contender. In a takeover of SCL, this share owning subsidiary structure may assist in maximizing the value SCL shareholders receive in a takeover transaction.

         Apart from the foregoing, neither Contender, nor, to the knowledge of Contender, any of the persons listed in Schedule I hereto, has any present plans or proposals, as a shareholder of SCL, which relates to or would result in:

         (a) the acquisition by any person of additional securities of SCL, or the disposition of securities of SCL;

         (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving SCL or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of SCL or any of its subsidiaries;

         (d) any change in the present board of directors or management of SCL, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of SCL;

         (f) any other material change in SCL's business or corporate structure;

         (g) changes in SCL's charter or by-laws or other actions which may impede the acquisition of control of SCL by any person;

         (h) a class of securities of SCL being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of SCL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by the persons listed in Schedule I in their capacities as directors and/or executive officers of SCL.

         SCL has publicly indicated that it intends to reduce its equity interest in OEH to 50% of the outstanding shares of OEH or less in order to deconsolidate OEH from its financial statements. SCL currently owns 15,382,301 OEH Class A Shares and 2,459,399 OEH Class B Shares, or 57.9% of the 30,800,000 OEH Class A and Class B Shares in the aggregate, excluding the 18,044,478 OEH Class B Shares owned by OE Holdings.

ITEM 5.  Interest in Securities of the Issuer.

    (a) and (b)   Contender is the indirect beneficial owner, with sole
                  voting and dispositive power, of 12,900,000 SCL Class A Shares issuable upon conversion of 12,900,000 SCL Class B Shares which Contender holds directly. These SCL Class A Shares represent approximately 39.8% of the sum of the SCL Class A
                  Shares currently outstanding and the 12,900,000 SCL Class A
                  Shares issuable upon conversion of the said 12,900,000 SCL
                  Class B Shares. Also, to the best knowledge of Contender, the following table shows the number of SCL Class A Shares beneficially owned by its directors and executive officers:

                                                            No. of
                 Name                                 SCL Class A Shares
                 -----                                ------------------
                 James B. Sherwood..............            983,596(1)
                 John D. Campbell...............              5,000(2)
                 A. Shaun Morris................                   -0-
                 Hiren A. Patel.................                   -0-
                 David B. Collins...............                   -0-

                 -------------

         (1) Mr. Sherwood may be deemed the beneficial owner of 978,596 SCL Class A Shares, with sole voting and dispositive power, issuable upon conversion of a like number of SCL Class B Shares of which he is the direct owner. In addition, Mr. Sherwood may be deemed the beneficial owner of 5,000 SCL Class A Shares issuable upon exercise of a stock option granted under SCL's 1997 Stock Option Plan. Mr. Sherwood's SCL Class A Shares represent approximately 4.8% of the sum of the SCL Class A Shares currently outstanding, the 978,596 SCL Class A Shares issuable to Mr. Sherwood upon conversion of his 978,596 SCL Class B Shares and the 5,000 SCL Class A Shares issuable upon exercise of his stock options.

         (2) Mr. Campbell shares voting and dispositive power with trustees with respect to 2,000 SCL Class A Shares. In addition, Mr. Campbell may be deemed the beneficial owner of 3,000 SCL Class A Shares issuable upon exercise of a stock option granted under SCL's 1986 Stock Option Plan.


         Voting and dispositive power with respect to the SCL Class A Shares beneficially owned by Contender is exercised by its Board of Directors, the members of which are listed in Schedule I and disclaim beneficial ownership of the SCL Class A Shares owned by Contender. Messrs. Sherwood and Campbell are also members of the Board of Directors of SCL.

         (c) Apart from the exercise of the Contender option on July 22, 2002, described in Items 3 and 4 of this Statement, neither Contender nor, to the best of its knowledge, any of its directors and executive officers listed in Schedule I to this Statement, has effected any transactions in the SCL Class A Shares at any time since May 23, 2002 (60 days before July 22,
                  2002), except that Mr. Sherwood has sold 64,200 SCL Class A Shares in ordinary open market broker transactions at the following prices:

                                            Amount of
                   Date of Sale      SCL Class A Shares Sold        Price
                   -------------     ------------------------      -------
                    8/27/2002                7,600                 $11.93
                     9/6/2002                3,500                 $11.65
                    9/10/2002                7,700                 $11.09
                    9/11/2002               10,100                 $11.09
                    9/12/2002                1,000                 $11.08
                    9/26/2002               30,000                 $10.39
                    9/27/2002                4,300                 $10.57



         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described in Items 3 and 4 of this Statement, to the best knowledge of Contender, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among SCL and the persons listed in Schedule I hereto, or between SCL or such persons and any other person, with respect to any securities of SCL, including but not limited to transfer or voting of any of the securities of SCL, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of SCL.

ITEM 7.  Material to Be Filed as Exhibits.

         1. Amended and Restated Share Owning Subsidiaries Restructuring Agreement dated June 6, 2001, among Sea Containers Ltd., Orient-Express Hotels Ltd., Orient-Express Holdings 1 Ltd., Orient-Express Holdings 2 Ltd., Orient-Express Holdings 3 Ltd., Orient-Express Holdings 4 Ltd. and Contender 2 Ltd., filed as Exhibit 2.1 to the Quarterly Report on Form 10-Q of Orient-Express Hotels Ltd. for the quarter ended June 30, 2001 (Commission file no. 1-16017) and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, Contender 2 Ltd. certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 2002            CONTENDER 2 LTD.



                                    By:  /s/ Edwin S. Hetherington
                                       -------------------------------
                                             Edwin S. Hetherington
                                             Assistant Secretary

                                   SCHEDULE I


         The name, citizenship and present principal occupation of each director of Contender 2 Ltd. are set forth below. The business address for each person listed below is c/o Contender 2 Ltd., 41 Cedar Avenue, Hamilton, Bermuda HM EX. Contender 2 Ltd. has no executive officers.



                        Position with
Name and Citizenship    Contender 2        Present Principal Occupation
--------------------    ---------------    ----------------------------

James B. Sherwood       Director           President of SCL; Chairman of OEH
(U.S. citizen)

John D. Campbell        Director           Vice President of SCL; Vice President of OEH;
(British citizen)                          Senior Counsel of Appleby Spurling & Kempe
                                           (attorneys), 41 Cedar Avenue, Hamilton, Bermuda
                                           HM EX

A. Shaun Morris         Director           Partner in Appleby Spurling & Kempe
(British citizen)                          (attorneys), 41 Cedar Avenue, Hamilton, Bermuda
                                           HM EX

Hiren A. Patel          Director           Partner in Appleby Spurling & Kempe (attorneys)
(British citizen)                          41 Cedar Avenue, Hamilton, Bermuda HM EX

David B. Collins        Director           General Manager, Ship Division, Sea Containers
(British citizen)                          Services Ltd. (an SCL subsidiary), 20 Upper
                                           Ground, London SE1 9PF, England